Exhibit 99.2

Free translation into English

Lima, April 29, 2026.

Superintendencia del Mercado de Valores

Re: Material Event Notice

Dear Sirs/Madams:

By means of this communication and in accordance with the Regulation on Material Events and Confidential Information (SMV Resolution No. 005-2014-SMV-01), we hereby report the following as a Material Event:

Following a distinguished and valuable career spanning 23 years at Buenaventura, Eng. Alejandro Hermoza Maraví, Vice President of Sustainability, is retiring from Compañía de Minas Buenaventura S.A.A.

During his tenure at Buenaventura, Eng. Hermoza championed and supported decisive moments in the Company's history, contributing his experience, leadership, and commitment to the development of operations and the people who form part of the organization. In particular, his stewardship leaves a profound legacy and a clear direction for strengthening sustainability as a strategic pillar of Buenaventura.

In light of the foregoing, the Board of Directors, at its meeting held today, April 29, 2026, resolved to appoint Mr. José Eduardo Malca La Fuente as Vice President of Sustainability. Mr. Malca La Fuente previously held the position of Human Resources Manager since 2018, having previously served as Legal Director.

Mr. Malca holds a law degree from the Pontificia Universidad Católica del Perú and a Master's degree in Business Law from the Universidad de Lima. He also completed the Advanced Specialization Program in Finance and Business Law for Attorneys at ESAN and the Senior Management Program at the Escuela de Dirección of the Universidad de Piura, among other specialized programs.

Respectfully,

Securities Market Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.